Exhibit 99.1

Second Quarter 2018 Earnings Release

Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2018 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2018 Report to Shareholders, including our unaudited interim financial statements for the period April 30, 2018, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Second Quarter 2018 Report on the Investor Relations page of www.scotiabank.com.

Second Quarter Highlights (versus Q2, 2017)	Second Quarter Year to Date Highlights (versus YTD 2017)
• Net income of $2,177 million, compared to $2,061 million • Earnings per share (diluted) of $1.70 compared to $1.62 • Return on equity of 14.9%, unchanged	• Net income of $4,514 million, compared to $4,070 million • Earnings per share (diluted) of $3.56 compared to $3.19 • Return on equity of 15.5%, compared to 14.6%

TORONTO, May 29, 2018 - Scotiabank reported second quarter net income of $2,177 million compared to $2,061 million in the same period last year. Diluted earnings per share were $1.70, compared to $1.62 in the same period a year ago. Return on equity was 14.9%, the same as last year.

“We are pleased with the performance of our businesses this quarter, which demonstrates the strength of our personal and commercial businesses, both in International Banking as well as in Canada,” said Brian Porter, President and CEO of Scotiabank. “Our diversified business model continues to contribute to our overall performance and we remain focused on investments in digital banking and improving the customer experience.

“Canadian Banking delivered strong commercial banking results, along with growth in its personal banking business driven by solid loan growth, margin expansion and better credit performance. We completed the acquisition of Jarislowsky Fraser, effective May 1, one of Canada’s leading independent investment firms, which aligns with our strategic commitment to diversify and grow our global wealth management business.

“International Banking reported strong results with another quarter of double-digit earnings growth. This was driven by continued momentum in the Pacific Alliance region, better credit performance and productivity gains. Recently announced acquisitions in Chile, Colombia and Peru, all expected to close in the second half of this fiscal year, will further grow our customer base and improve our presence in the Pacific Alliance region.

“The Bank’s Common Equity Tier 1 ratio climbed to 12.0% this quarter, which supports both further investment in and growth of the Bank. The recently announced acquisitions in Chile, Colombia, Peru and here in Canada are examples of strategically deploying our capital to deliver stronger market positions and improve connectivity throughout our various operations.

“We are pleased with our performance over the first half of 2018, with earnings per share up 12%. We are committed to making the investments to build a better bank for our customers across our footprint which will drive continued growth for the Bank.”

Scotiabank Second Quarter Press Release 2018 1

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Results

The 2018 second quarter results are presented below:

	For the three months ended			For the six months ended
(Unaudited)($ millions)	April 30 2018	January 31 2018	April 30 2017	April 30 2018	April 30 2017
Net interest income	$3,950	$3,936	$3,728	$7,886	$7,371
Non-interest income	3,108	3,152	2,853	6,260	6,078

Total revenue	7,058	7,088	6,581	14,146	13,449
Provision for credit losses	534	544	587	1,078	1,140
Non-interest expenses	3,726	3,498	3,601	7,224	7,290
Income tax expense	621	709	332	1,330	949

Net income	$2,177	$2,337	$2,061	$4,514	$4,070

Net income attributable to non-controlling interests in subsidiaries	70	58	64	128	125
Net income attributable to equity holders of the Bank	2,107	2,279	1,997	4,386	3,945
Preferred shareholders and other equity instrument holders	65	30	32	95	71
Common shareholders	$2,042	$2,249	$1,965	$4,291	$3,874

Earnings per common share (in dollars)
Basic	$1.70	$1.88	$1.63	$3.58	$3.21
Diluted	$1.70	$1.86	$1.62	$3.56	$3.19

Non-GAAP measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses business performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Second Quarter 2018 Report to Shareholders.

Business Segment Review

Canadian Banking

Q2 2018 vs Q2 2017

Net income attributable to equity holders was $1,017 million, an increase of 5%. This was driven by strong asset growth, margin expansion, lower provision for credit losses and higher income from investments in associated corporations, partially offset by higher non-interest expenses. Lower real estate gains impacted earnings by 5%, which was partially offset by the 3% benefit from the additional month of earnings from the alignment of reporting period of Canadian insurance business with the Bank (“Alignment of reporting period”).

Q2 2018 vs Q1 2018

Net income attributable to equity holders decreased $85 million or 8%. The decrease in net income was due primarily to lower net interest income driven by three fewer days in the quarter, lower non-interest income and higher non-interest expenses. This was partly offset by the benefit of the Alignment of reporting period and higher income from investments in associated corporations.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders was $2,119 million, an increase of $167 million or 9%. The increase was due primarily to higher net interest income driven by strong asset growth, along with margin expansion, lower provision for credit losses and higher income from investments in associated corporations. This was partially offset by higher non-interest expenses. Significantly lower real estate gains were only partially offset by the benefit of the Alignment of reporting period.

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MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking

Q2 2018 vs Q2 2017

Net income attributable to equity holders of $675 million, was up $80 million or 14%. The increase was driven by strong loan and deposit growth in Latin America, increased contributions from associated corporations, and a lower effective tax rate, partly offset by higher non-interest expenses and lower net interest margin. The benefit of one additional month of earnings, from the alignment of the reporting period of Chile with the Bank (“Alignment of reporting period”) contributed 4% to the net income growth.

Q2 2018 vs Q1 2018

Net income attributable to equity holders was in line with last quarter. The impact of strong loan growth in Latin America, higher net interest margin, increased contributions from associated corporations and the Alignment of reporting period was mostly offset by lower banking and trading revenues and a higher effective tax rate.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders of $1,342 million, an increase of $171 million or 15% driven by strong loan growth in Latin America, higher fee income, increased contributions from associated corporations, and a lower effective tax rate, partly offset by higher provision for credit losses and non-interest expenses.

Global Banking and Markets

Q2 2018 vs Q2 2017

Net income attributable to equity holders was $447 million, a decrease of $70 million or 14%. Lower non-interest income, due primarily to high levels of client trading activity in equities last year, and the negative impact of foreign currency translation, were partly offset by an increase in net interest income and lower provision for credit losses.

Q2 2018 vs Q1 2018

Net income attributable to equity holders decreased by $7 million or 2%, driven by lower net interest income and non-interest income, partly offset by reduced non-interest expenses.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders was $901 million, a decrease of $85 million or 9%, driven by lower non-interest income, increased non-interest expenses and the high levels of client trading activity in equities last year. These were partly offset by increases in net interest income and lower provision for credit losses.

Other

Q2 2018 vs Q2 2017

Net loss attributable to equity holders was $32 million, compared to $86 million. This was due mainly to the positive impact of foreign currency translation (including hedges) and lower non-interest expenses, partly offset by lower gains on sale of investment securities.

Q2 2018 vs Q1 2018

Net loss attributable to equity holders was $32 million, compared to net income of $56 million. The prior quarter had lower non-interest expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax). This was partly offset by higher gains on sale of investment securities in the current quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders was $24 million, compared to a loss of $164 million. This was due to lower non-interest expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax), and the positive impact of foreign currency translation (including hedges). This was partly offset by lower gains on sale of investment securities. Higher non-interest income and lower income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts in the prior year.

Credit risk

Provision for credit losses

Provision for credit losses for 2018 is calculated in accordance with IFRS 9, while the provision for credit losses for 2017 was calculated in accordance with IAS 39.

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Q2 2018 vs Q2 2017

The provision for credit losses decreased $53 million or 9%, due primarily to lower provision on performing loans, related to previously recorded provision for the hurricanes in the Caribbean, in International Banking. More than half of this reduction was applied to one impaired loan in Puerto Rico, which has been further impacted by hurricane-related events. Provision on impaired loans was $595 million, up $8 million due primarily to higher International provisions, partially offset by lower provision in Canadian retail. The provision for credit losses ratio improved to 42 basis points, a decrease of seven basis points.

Q2 2018 vs Q1 2018

The provision for credit losses was $534 million, a decrease of $10 million or 2%, due to lower retail provision, partly offset by increase in commercial provision in International Banking. Provision on impaired loans was $595 million, up $31 million due primarily to one account that was further impacted by the hurricane-related events in Puerto Rico, partly offset by lower retail provision in Canadian Banking. The provision for credit losses ratio on impaired loans was 46 basis points, an increase of three basis points. Provision on performing loans decreased $41 million, due primarily to provision previously recorded for the hurricanes in the Caribbean that was applied to the one impaired account in Puerto Rico. The provision for credit losses ratio was 42 basis points, unchanged from prior quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The provision for credit losses was $1,078 million, a decrease of $62 million or 5% due primarily to a reduction in previously recorded provision on performing loans for the hurricanes in the Caribbean, in International Banking. The provision for credit losses on impaired loans increased $19 million relating primarily to retail portfolios in International Banking, mainly in Latin America, partially offset by lower provision in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio was 42 basis points, a decrease of five basis points.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio was 12.0%, increasing by approximately 80 basis points during the quarter, due primarily to the benefit of moving to the new Basel II regulatory capital floor and strong internal capital generation.

The Bank’s Tier 1 and Total capital ratios were 13.5% and 15.3%, respectively. The Total Capital ratio was impacted by the redemption of JPY 10 billion subordinated debentures during the quarter.

As at April 30, 2018, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

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Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 29, 2018, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at (416) 640-5944 or toll-free, at 1-800-274-0251 using ID 6751615# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 29, 2018, to June 14, 2018, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

E-mail: corporate.secretary@scotiabank.com

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Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION: Adam Borgatti Scotiabank Investor Relations (416) 866-5042	Heather Armstrong Scotiabank Global Communications (416) 933-3250

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